GUARDIAN 8 HOLDINGS

September 19, 2014

VIA EDGAR

Mr. Gregory Dundas
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Guardian 8 Holdings
Registration Statement on Form S-1
Filed August 29, 2014
File No. 333-198487

Dear Mr. Dundas:

We have set forth below the responses of Guardian 8 Holdings (“G8” or the “Company”) to the comments contained in the e-mail correspondence from the staff of the Securities and Exchange Commission (the “Staff”), dated September 10, 2014.  For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

General

1.
Comment: We note that you are registering the sale of 74,592,234 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, it appears that the transaction may be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you would not be eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with this analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The dates on which and the manner in which the selling shareholders received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible debentures and warrants upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

7432 E. Tierra Buena Lane, Suite 102	(T) 877-659-6007
Scottsdale, Arizona 85260	(F) 913-317-8858

G8 – SEC S-1 Response Ltr. #1
September 19, 2014

Response:

The Company acknowledges the Staff’s comment, but for the reasons set forth below respectfully submits to the Staff that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of the selling securityholders named therein that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) promulgated under the Securities Act.

Background of the Registration

The Company filed the Registration Statement for three basic reasons: (i) the $7,000,000 Debenture financing completed in June of 2014 (the “Debenture Financing”) contained a contractual provision requiring a registration statement to be filed covering the shares of common stock underlying the conversion of the Debentures and warrants to be registered within 90 days of closing; (ii) a prior unit equity financing completed in November of 2013 (the “Unit Offering”) contained a “piggy-back” contractual provision requiring the shares of common stock and warrants issued in the financing to be registered if the Company filed a registration statement to register other shares of its common stock; and (iii) to register all existing shares of common stock held by stockholders of record and existing warrants issued in prior financings. All shares being registered are on behalf of the selling securityholders. Further, all such shares are referred to herein as the “Registered Shares.”

Background of the Debenture Financing

As described in the Registration Statement, the Company entered into the Securities Purchase Agreement dated May 27, 2014, with a second closing on June 2, 2014, with twenty-seven accredited investors (seven of which were current board members of the Company), pursuant to which the Company issued and sold to such investors, in a private placement offering, an aggregate of $7,000,000 in Senior Secured Convertible Debentures, which are convertible into shares of the Company’s common stock at a fixed price of $0.50 per share, and a Class C warrant to purchase up to an aggregate of 14,000,000 shares of the Company’s common stock. Each investor was initially issued a Class C warrant to purchase up to a number of shares of common stock equal to 100% of the principal value of the Debenture purchased by such investor in the Debenture Financing and will be issued an additional Class C warrant to purchase up to a number of shares of common stock equal to an additional 100% of the principal value of the Debenture upon conversion or maturity of the Debenture. The Class C warrants have an exercise price of $0.60 per share. The Class C Warrants have a fixed exercise price that is not adjusted based on increases or decreases in the market price of the Company’s common stock. The Class C Warrants provide for customary anti-dilution and general corporate adjustments to their fixed exercise prices and the number of shares subject thereto upon the occurrence of events that are in the Company’s control (such as, for instance, a securities issuance by the Company at a price per share lower than the exercise price of the applicable Class C Warrants), and contain restrictions on exercise in the event and to the extent such exercise would the holder of the Class C Warrant or any of its affiliates to beneficially own more than 4.99% of the Company’s common stock. The Debenture Financing closed in two tranches, one on May 27, 2014 for $5,250,000 and the final on June 2, 2014 for $1,750,000. Seven of the Company’s current board members participated in the Debenture Financing, purchasing $295,000 of the Debentures in the second closing.

As a condition to the Debenture Financing, the Company entered into the Registration Rights Agreement with the investors in the financing, pursuant to which it became obligated to file one or more registration statements to register for resale under the Securities Act the shares of common stock issuable upon conversion of the Debentures (14,000,000 shares) and the shares of common stock issuable upon exercise of the Class C Warrants issued in the Debenture Financing (14,000,000 shares). Pursuant to the terms of the Registration Rights Agreement, if the Registration Statement was not filed within 90 days after the final closing of the Debenture Financing (June 2, 2014) or is not declared effective within 120 days after filing, the Company will be obligated to pay to each of the investors a cash amount equal to 1% of the price paid by each investor in the Debenture Financing each month, up to a maximum of 6%, until the Registration Statement is filed or declared effective (as applicable). Receipt of funds for the Debentures, which occurred on May 27, 2014 and June 2, 2014, was not conditioned on the prior effectiveness of the Registration Statement or on the selling securityholders’ respective ability to resell any of the shares of common stock underlying the Debentures or the Class C Warrants.

G8 – SEC S-1 Response Ltr. #1
September 19, 2014

As of the filing of the Registration Statement, there were 40,842,560 shares of the Company’s common stock outstanding, which number includes 9,669,595 shares of common stock held by the Company’s affiliates. Based on that, (i) the 14,000,000 shares of common stock issuable upon the conversion of the Debenture Financing represent 44.91% of the Company’s outstanding shares of common stock held by non-affiliates immediately prior to the filing of the Registration Statement, 34.28% of all of the Company’s outstanding shares of common stock immediately prior to the filing of the Registration Statement, 25.53% of the Company’s outstanding shares of common stock assuming the issuance of the 14,000,000 shares of common stock upon conversion of the Debentures, and 20.34% of the Company’s outstanding shares of common stock assuming the full exercise of the Class C Warrants (and no adjustments thereto); (ii) the shares of common stock underlying the Class C Warrants represent 44.91% of the Company’s outstanding shares of common stock held by non-affiliates immediately prior to the filing of the Registration Statement, 34.28% of all of the Company’s outstanding shares of common stock immediately prior to the filing of the Registration Statement, and 20.34% of the Company’s outstanding shares of common stock assuming the full exercise of the Class C Warrants (and no adjustments thereto); and (iii) the shares of common stock issuable upon conversion of the Debentures and exercise of the Class C Warrants collectively represent 89.82% of the Company’s outstanding shares of common stock held by non-affiliates immediately prior to filing the Registration Statement, 68.56% of all of the Company’s outstanding shares of common stock immediately prior to filing the Registration Statement, and 40.67% of the Company’s outstanding shares of common stock assuming the conversion of the Debentures and full exercise of the Warrants (and no adjustments thereto).

Background of the Unit Financing

As described in the Registration Statement, the Company received Subscription Agreements during 2013 for $1,984,500 from thirty-three accredited investors, pursuant to which the Company issued and sold to such investors, in a private placement offering, an aggregate of 4,961,250 shares of the Company’s common stock at a fixed price of $0.40 per unit. Each unit consisted of one share of common stock, one Class A warrant to purchase one share of common stock for a fixed price of $0.55 per share, and one Class B warrant to purchase one share of common stock for a fixed price of $0.75 per share. The Class A and B Warrants have fixed exercise prices that are not adjusted based on increases or decreases in the market price of the Company’s common stock. The Class A and B Warrants provide for customary anti-dilution and general corporate adjustments to their fixed exercise prices and the number of shares subject thereto upon the occurrence of events that are in the Company’s control (such as, for instance, a securities issuance by the Company at a price per share lower than the exercise price of the applicable Warrants).

As a condition to the Unit Financing, the Company entered into the Registration Rights Agreement with the investors in the financing, pursuant to which it became obligated to include in any registration statement filed under the Securities Act the shares of common stock issued in the Unit Financing (4,961,250 shares) and the shares of common stock issuable upon exercise of the Class A and B Warrants issued in the Unit Financing (9,922,500 shares). The actual issuance of the shares of common stock in the Unit Financing was not conditioned on the prior effectiveness of the Registration Statement or on the selling securityholders’ respective ability to resell any of the shares of common stock or the Class A or B Warrants.

G8 – SEC S-1 Response Ltr. #1
September 19, 2014

As of the filing of the Registration Statement, there were 40,842,560 shares of the Company’s common stock outstanding, which number includes 9,669,595 shares of common stock held by the Company’s affiliates. Based on that, (i) the 4,961,250 shares of common stock issued in the Unit Financing represent 15.92% of the Company’s outstanding shares of common stock held by non-affiliates immediately prior to the filing of the Registration Statement, 12.15% of all of the Company’s outstanding shares of common stock immediately prior to the filing of the Registration Statement, 10.83% of the Company’s outstanding shares of common stock after the issuance of the 4,961,250 shares of common stock issued in the Unit Financing, and 19.55% of the Company’s outstanding shares of common stock assuming the full exercise of the Class A and B Warrants (and no adjustments thereto); (ii) the shares of common stock underlying the Class A and B Warrants represent 31.83% of the Company’s outstanding shares of common stock held by non-affiliates immediately prior to the filing of the Registration Statement, 24.29% of all of the Company’s outstanding shares of common stock immediately prior to the filing of the Registration Statement, and 19.55% of the Company’s outstanding shares of common stock assuming the full exercise of the Class A and B Warrants (and no adjustments thereto); and (iii) the shares of common stock issued in the Unit Financing and exercise of the Class A and B Warrants collectively represent 47.75% of the Company’s outstanding shares of common stock held by non-affiliates immediately prior to filing the Registration Statement, 36.44% of all of the Company’s outstanding shares of common stock immediately prior to filing the Registration Statement, and 26.71% of the Company’s outstanding shares of common stock after the issuance of all shares in the Unit Offering and full exercise of the Warrants (and no adjustments thereto).

Background of the Other Shares Being Registered

Non-Affiliates

In addition to the securities being registered pursuant to the Debenture Financing and Unit Financing, the Company is registering 17,549,766 shares of common stock and 1,326,000 shares underlying warrants for over 150 non-affiliate stockholders that have purchased shares of common stock in private placements or received shares of common stock for services performed on behalf of the Company. Many of these selling securityholders have held their shares since the November 2010 merger with Global Risk Management & Investigative Solutions.

Based on 40,842,560 shares of the Company’s common stock outstanding as of the date of the Registration Statement, which number includes 9,669,595 shares of common stock held by the Company’s affiliates, (i) the 17,549,766 shares of common stock being registered on behalf of the non-affiliates stockholders of record represent 56.30% of the Company’s outstanding shares of common stock held by all non-affiliates immediately prior to the filing of the Registration Statement, 42.97% of all of the Company’s outstanding shares of common stock immediately prior to the filing of the Registration Statement, and 44.76% of the Company’s outstanding shares of common stock assuming the full exercise of the non-affiliate Warrants (and no adjustments thereto); and (ii) the shares of common stock underlying the non-affiliate Warrants represent 4.25% of the Company’s outstanding shares of common stock held by non-affiliates immediately prior to the filing of the Registration Statement, and 3.25% of all of the Company’s outstanding shares of common stock immediately prior to the filing of the Registration Statement.

Affiliates

In addition to the non-affiliate shares being registered, the Company is also registering 9,669,595 shares of common stock and 4,891,043 shares of common stock underlying Debentures and warrants held by nine affiliates of the Company (all current board members and employees); C. Stephen Cochennet, Kathleen Hanrahan, Paul Hughes, James G. Miller, Jim Nolton, Kyle Edwards, Corey Lambrecht, William Clough and Jose Rojas.

G8 – SEC S-1 Response Ltr. #1
September 19, 2014

Based on 40,842,560 shares of the Company’s common stock outstanding as of the date of the Registration Statement, which number includes 9,669,595 shares of common stock held by the Company’s affiliates, (i) the 9,669,595 shares of common stock being registered on behalf of the affiliate stockholders of record represent 31.02% of the Company’s outstanding shares of common stock held by all non-affiliates immediately prior to the filing of the Registration Statement, 23.68% of all of the Company’s outstanding shares of common stock immediately prior to the filing of the Registration Statement, and 31.84% of the Company’s outstanding shares of common stock assuming the full exercise of the affiliate Warrants (and no adjustments thereto); and (ii) the shares of common stock underlying the affiliate Warrants represent 15.69% of the Company’s outstanding shares of common stock held by non-affiliates immediately prior to the filing of the Registration Statement, and 11.98% of all of the Company’s outstanding shares of common stock immediately prior to the filing of the Registration Statement.

All of the above shares of common stock were purchased or issued at a fixed price per share and all Warrants have fixed exercise prices that are not adjusted based on increases or decreases in the market price of the Company’s common stock. The Warrants provide for customary anti-dilution and general corporate adjustments to their fixed exercise prices and the number of shares subject thereto upon the occurrence of events that are in the Company’s control (such as, for instance, a securities issuance by the Company at a price per share lower than the exercise price of the applicable Warrants).

None of the issuances of the shares of common stock set forth above were conditioned on the prior effectiveness of the Registration Statement or on the selling securityholders’ respective ability to resell any of the shares of common stock or the Warrants.

Rule 415 Analysis

Rule 415(a)(1)(i) promulgated under the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” In other words, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by selling securityholders in a secondary offering.

In the event an offering purported to be a secondary offering is re-characterized as a primary offering on behalf of the issuer, (i) the offering would have to be made on a fixed price basis and the selling securityholders would be unable to sell their securities at prevailing market prices, (ii) the selling securityholders may be deemed to be “underwriters” with respect to the offering, and as a result, exposed to potential liabilities under Section 11 of the Securities Act and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 promulgated under the Securities Act would never be available to the selling securityholders to effect resales of their securities. In this regard, and as noted by the Staff in Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”), the Staff’s interpretation of the availability of Rule 415(a)(1)(i) can have a significant impact on the ability of smaller, micro-cap public companies, such as the Company, to raise capital and on the ability of a selling securityholder to effect resales of its securities.

G8 – SEC S-1 Response Ltr. #1
September 19, 2014

In C&DI 612.09, the Staff has recognized the importance of the characterization of an offering as a primary or secondary offering and has identified the relevant factors to be considered in analyzing the characterization of an offering. C&DI 612.09 provides as follows:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

The Company has reviewed the factors set forth in C&DI 612.09 and analyzed each of those factors as applied to the Debenture Financing, which analysis is set forth below. Based on the Company’s consideration of the totality of the facts and circumstances of the Debenture Financing, Unit Financing and other shares seeking to be registered and each of the factors set forth in C&DI 612.09, the Company believes that the proposed resale of the Registered Shares by the selling securityholders as contemplated by the Registration Statement should be characterized as a secondary offering, and that all of the Registered Shares can be registered for resale by the selling securityholders pursuant to Rule 415(a)(1)(i).

(a)	How long the selling securityholders have held the securities

Presumably, the longer securities have been held, the less likely it is that the selling securityholders are acting as a mere conduit for the issuer.

Debenture Holders Timeframe: In this case, 90 days passed since the final closing of the Debenture Financing on June 2, 2014 through the date of filing the Registration Statement. During such time, only one of the selling securityholders has transfered any of the securities acquired in the Debenture Financing, which transfer was not effected in the public market but rather in a one-time private-party transaction to an affiliated entity, which was exempt from registration under the Securities Act. The Company is not aware of any other sales or transfers of any of the securities sold in the Debenture Financing.

Unit Holders Timeframe: In this case, almost one year has passed since the final closing of the Unit Financing (November of 2013) through the date of filing the Registration Statement. The Company is not aware of any sales or transfers of any of the securities sold in the Unit Financing.

Other Security Holders Timeframe: The vast majority of the other shares being registered have been held by the selling securityholders since the completion of the November 2010 merger with Global Risk Management & Investigative Solutions. A minority of the shares have been issued for capital raising and services since the merger to affiliates and non-affiliates, most of which have been issued at least 90 days prior to the filing of the Registration Statement.

G8 – SEC S-1 Response Ltr. #1
September 19, 2014

Further, for the reasons discussed below, the Company does not expect substantial resales of the Registered Securities to occur in the near future.

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The Company’s Common Stock has Historically Traded in Low Volumes: Although the Company’s common stock is quoted on the QB tier of the OTC Marketplace, the trading volume of the common stock has historically been very low. According to Yahoo! Finance, the three-month average daily trading volume of the Company’s common stock as of September 18, 2014 was 52,203 shares. The Company respectfully submits that the selling securityholders’ ability to resell the Registered Shares will be severely limited because the market simply could not absorb such sales, even if such shares are registered. For example, if the selling securityholders were to attempt to liquidate their positions in the Registered Shares in the open market, and assuming that no other person sold any shares of the Company’s common stock, it would take them over 32.5 months to sell only the Shares that would be issued upon conversion of the Debentures, shares issued in the Unit Financing and currently issued and outstanding shares and nearly 48 months to sell all of the Registered Shares at the current daily trading volume. Alternatively, if the selling securityholders accounted for half of that daily trading volume, it would take them over sixty-five months to sell only the Shares that issued upon conversion of the Debentures, shares issued in the Unit Financing and currently issued and outstanding shares and nearly 92 months to sell all of the Registered Shares. Given the length of time it would take the selling securityholders to liquidate their positions, it is not credible to conclude that they have purchased the Company’s securities in the Debenture Financing for the purpose of quickly exiting their positions. In this situation, common in many PIPE transactions, the concept that the selling securityholders have “freely tradable” shares is more theoretical than real. For all practical purposes, the selling securityholders are largely prevented from liquidating substantial portions of their investments for the near future, regardless of whether the Registered Shares are registered.

•
Representations Made by Each of the Selling Securityholders: Each of the selling securityholders represented to the Company either in a Securities Purchase Agreement, subscription agreement or other investment representation document that it acquired the shares of common stock or Warrants upon the closing of the Debenture Financing and Unit Financing, and upon exercise of its Warrants will acquire the shares of common stock underlying the Warrants, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws. Each of the selling securityholders further represented that it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Company’s securities it purchased in the Debenture Financing, Unit Financing or other investment document in violation of applicable securities laws.

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Many of the Registered Shares Have Not Yet Been Issued: As a threshold matter, it is important to note that the shares underlying the Debentures and Warrants are exercisable instruments and the Registered Shares underlying the Debentures and Warrants have not yet been issued. As of the date of this letter, 43.1% of the Registered Shares have not been issued and are only issuable upon conversion of the Debentures or exercise of the Warrants. There is no economic incentive for the selling securityholders to exercise their Warrants (and subsequently sell the shares underlying the Warrants) unless and until the trading price of the Company’s common stock exceeds the applicable exercise price of the Warrants. This is true even though some of the Warrants permit their cashless exercise only in the circumstance that there is not an effective registration statement with respect to the resale of the shares underlying the applicable Warrants, since the calculation of the number of shares to be received upon any such cashless exercise would result in the issuance of zero shares if the market price of the Company’s common stock is less than the exercise price set forth in the Warrants at the time of the exercise. Currently, the exercise price of over 90% of the Warrants is higher than the trading price of the Company’s common stock, which closed at $0.53 per share on September 18, 2014. As a result, the Company does not expect exercises of the Warrants or sales of the Registered Shares underlying the Warrants in the near term.

G8 – SEC S-1 Response Ltr. #1
September 19, 2014

Moreover, the Company notes that there is no mandatory holding period for a PIPE transaction such as the Debenture Financing or the Unit Financing to be characterized as a valid secondary offering. As a result, the 90-day period that elapsed since the closing of the Debenture Financing, almost one year for the Unit Financing and the additional future period that the Company expects to elapse before resales of the Registered Shares are made by the selling securityholders are substantially longer than the holding period required by the Staff for a valid PIPE transaction. As noted by the Staff in Securities Act Forms Compliance and Disclosure Interpretation 116.19 (“C&DI 116.19”), a valid secondary offering could occur immediately following the closing of a Debenture. C&DI 116.19 provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor's satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The Company believes this concept conforms to the custom and practice in the PIPE market. In many PIPE transactions, a registration statement is required to be filed shortly after closing (often 30-45 days) and declared effective shortly after filing (often 90-150 days after closing). The Company is not aware that the Staff has taken the position that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with CD&I 116.19. The Company also notes that there are many reasons, other than to effect an immediate resale, why investors may prefer securities to be registered, including that: (i) some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount and (ii) not registering the shares would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the issuer.

The investors in the Debenture Financing, who paid for the Debentures and Warrants in full on or before June 2, 2014, have borne the investment risk of such securities for the 90-day period that elapsed since that date until the filing of the Registration Statement and the investors in the Unit Financing have borne such investment risk for almost one year. Further, the other selling securityholders, many of which have held shares since November of 2010, all have borne investment risk for substantial periods of time. All of such investors will continue to bear this investment risk for the substantial additional future period that the Company expects will elapse before the investors make significant resales of such securities. According to Yahoo! Finance, the Company’s common stock has traded at prices ranging from $0.31 to $1.01 in the 52-week period ending on September 18, 2014. Given this historical and continuing volatility of the market price of the Company’s common stock and the differential between the market price, the conversion price of the Debentures and the exercise prices of the Warrants that has made the Warrants out-of-the-money for periods of time since their issuance, the selling securityholders have, and have had since their full purchase thereof, no assurance that the securities issued in the Debenture Financing, Unit Financing or other securities purchase agreement could be resold at a profit, and have therefore taken significant investment risk in purchasing such securities.

Because the selling securityholders have been, and continue to be, subject to market risk if the market price of the Company’s common stock declines, their willingness to participate in the Debenture Financing, Unit Financing or other securities purchase agreement with the knowledge that they may not be able to exit their positions at a profit and that their ability to fully exit their positions would likely be restricted for an extended period of time provides evidence that they purchased such securities with the intent to invest (and not with the intent to effect a distribution, as an underwriter would have).

G8 – SEC S-1 Response Ltr. #1
September 19, 2014

The factors discussed above, including the length of time that has elapsed since the shares and Warrants were originally issued to the selling securityholders and the length of time that is expected to elapse before the Registered Shares become saleable in the public market, support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

(b)	The circumstances under which the selling securityholders received the securities

The Debentures, shares of common stock and the Warrants issued in the Debenture Financing, Unit Financing and other private placements were issued and sold to the selling securityholders in an arm’s-length private placement transaction that complied in all respects with C&DI 116.19, Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. As described in part (a) above, the selling securityholders have represented to the Company that they have acquired the Registered Shares without a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws. The Company is not aware of any evidence that would indicate that these representations were false. The gross cash proceeds from the Company’s sale of the securities issued upon the closing of the Debenture Financing and Unit Financing, less its legal and other fees and commissions paid to licensed broker/dealers, went directly to the Company, as will the entirety of any proceeds from the exercise of the Warrants. None of the selling securityholders or any affiliates of the Company received or will receive any compensation from the Company in connection with resale of any of the Registered Shares or any exercise of the Warrants. Additionally, as set forth in the Registration Statement, the Company will not receive any proceeds from the resale of Registered Shares under the Registration Statement, but rather the selling securityholders will receive all such proceeds.

None of the selling securityholders is acting on the Company’s behalf with respect to the registration of the Registered Shares for resale under the Registration Statement and, other than the two Registration Rights Agreements, the Company has no contractual relationship with any of the selling securityholders that would control the timing, nature and amount of resales of the Registered Shares or whether such Registered Shares are ever resold under the Registration Statement. The existence of the Registration Rights Agreements are not, in and of itself, evidence of an intent on the part of the selling securityholders to sell their Registered Shares, much less to sell or distribute the securities on behalf of the Company. As noted in part (a) above, there are a number of reasons, other than to effect an immediate sale, why investors prefer securities to be registered. Each selling securityholder made an investment decision as of the closing of the each respective financing and has borne the risk of ownership of the acquired securities since the date of purchase.

Importantly, the registration of the Registered Shares was a contractual obligation of the Company following the selling securityholders’ payment of the full purchase price for the securities issued in the Debenture Financing, not a condition precedent thereto. As a result, as noted in part (a) above, the selling securityholders have borne, and continue to bear, the risk that the Company fails or is unable to register the common stock, as well as other risks attendant to share ownership, including that the market price of the Company’s common stock could fall. These market risks, to which all of the selling securityholders are subject to, further support that the offering being registered by the Registration Statement is not being made by or on behalf of the Company or with the intent to effect a distribution.

The Company is not aware of any evidence that any agreement or understanding exists among the selling securityholders to effect a distribution of the Registered Shares. In fact, each selling securityholder has represented to the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute any such securities in violation of applicable securities laws. Under the present circumstances, it would not be practicable to expect that the selling securityholders would be able to effect a distribution of the Registered Shares, even if they desired to do so, as such a distribution would require that the selling securityholders collude in contravention of express representations each has made in their respective securities purchase or grant agreement.

G8 – SEC S-1 Response Ltr. #1
September 19, 2014

Additionally, there is no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule 100(b) of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, defines the term “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” Accordingly, the mere size of an offering does not make a proposed sale a distribution; rather, special selling efforts and selling methods must be employed before an offering can constitute a distribution.

In this case, the Company has not, and is not aware that the selling securityholders have, conducted any road shows or taken any other actions to condition the market for their Registered Shares, and the Company has no evidence that any other special selling efforts or selling methods have taken or would take place if all of the Registered Shares covered by the Registration Statement were registered.

As a result, the circumstances under which the selling securityholders received their shares of common stock and the Warrants further support that the offering for resale of the Registered Shares by the selling securityholders under the Registration Statement is a secondary offering and not a primary offering.

(c)	The selling securityholders’ relationship to the Company

Nine of the selling securityholders are affiliates of the Company, seven of which participated in Debenture Financing and entitled to the same registration rights granted to the other investors in the Debenture Financing.

None of the other selling securityholders is an affiliate of the Company or is represented on the Company’s Board of Directors, nor does any selling securityholder have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement that would result in control or influence over the conduct of the Company’s business and operations.

In addition, it is important to note that each of the selling securityholders from the Debenture Financing, together with its affiliates, is prohibited from exercising the Class C Warrants to the extent that such exercise would cause it or its affiliates to beneficially own more than 4.99% of the Company’s common stock. This type of “ownership cap” has been upheld by many courts (see Levy v. Southbrook, 263 F.3d 10 (2d Cir. 2001), cert. denied, 122 S. Ct. 1911 (2002)) and is supported by the SEC’s interpretive guidance (see Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.03), and prohibits any of the selling securityholders from holding a sufficient percentage of the Company’s securities to have a controlling influence over the Company by virtue of equity ownership.

(d)	Amount of shares being registered

At the outset, it is important to note that the amount of securities involved in an offering is only one of several factors cited in C&DI 612.09 to be considered in applying Rule 415(a)(i)(1). A disproportionate focus on the number of securities being registered is inconsistent with C&DI 612.09 and the facts and circumstances surrounding transactions like the Debenture Financing.

The ability to effect a secondary offering under Rule 415(a)(i)(1) depends on whether the offering is made by selling securityholders or deemed to be made by or on behalf of the issuer. To reach a conclusion that an offering is being made on behalf of an issuer, it must first be concluded that the selling securityholders are seeking to effect a distribution of the applicable securities. If the primary concern, as it must be, is that a distribution is taking place, then the number of securities being registered should be one of the least important factors in the analysis. Clearly, an illegal distribution of securities can take place when the amount of securities involved is even a small number and, conversely, a valid secondary offering can take place when the amount of securities involved is a large percentage of the issuer’s outstanding capital stock.

Moreover, reducing the number of securities being registered would not change the circumstances of a proposed offering. If the selling securityholders are acting as a mere conduit for the issuer, then reducing the number of securities being sold would not change the investment intent of the selling securityholders or their ability to effect a distribution if, in fact, that was their intent.

G8 – SEC S-1 Response Ltr. #1
September 19, 2014

A focus on the number of securities being registered in relation to the issuer’s outstanding securities or public float in determining whether an offering is a primary or a secondary offering would have a disproportionate impact on smaller public companies that often have more limited options to raise funds. As a result, a focus on the number of securities being registered by smaller companies seems inconsistent with the Commission’s public commitment to small business issuers. Further, the enactment of the Jumpstart Our Business Startups Act in 2012 demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller companies.

The Company acknowledges the large number of shares of common stock covered by the Registration Statement relative to the public float of the Company’s common stock, but respectfully submits to the Staff that the number of shares being registered is merely a mathematical result of the size of the investment, the price per share of the common stock and the Company’s market capitalization, rather than an indicator of a primary public offering.

The conversion price at which the Company sold Debentures and the unit price sold in the Unit Offering were primarily the result of the Company’s stock price at the time of the negotiation of the terms of the transactions. The large number of shares of common stock that the Company now proposes to register is not indicative of an intent to distribute by the selling securityholders. Rather, it is indicative of the size, nature and terms of the private placements in which such securities were issued and sold by the Company.

The Company understands that the Staff looks more closely at a secondary offering seeking to register more than approximately one-third of the issuer’s public float, in order to examine whether the secondary offering might be a “disguised” primary offering for Rule 415 purposes. However, the Company further understands that this one-third test is intended to be a mere screening tool and is not intended to substitute for an analysis of the factors cited in C&DI 612.09 that are discussed above and below. As set forth in this analysis, each of these other factors supports the conclusion that the Debenture Financing, Unit Financing and other private placements were valid private placements in which the selling securityholders acquired the Company’s securities as an investment subject to substantial and material market risk and that the offering of the Registered Shares for resale by the selling securityholders pursuant to the Registration Statement constitutes a valid secondary offering.

Moreover, the Company notes to the Staff that the proposed registration is not of the type about which the Staff has normally raised concerns under Rule 415, such as “toxic” PIPE transactions involving equity lines of credit and similar financing transactions. In such a “toxic” PIPE transaction, an issuer would commit to issuing convertible securities with a conversion price that floats in accordance with the market price of the underlying common stock, such that, if the stock price subsequently fell, significant blocks of stock would be issued. The proposed offering can be easily distinguished from such a “toxic” PIPE transactions for a number of reasons.

The conversion price of the Debentures is fixed at $0.50. In addition, the shares that were issued in the Unit Financing and all other Registrable Shares were not convertible securities, the full purchase price for the shares was fully paid by each of the investors, and no investor has any right to a reduction in the purchase price that it paid for the shares or to acquire additional shares based solely upon a decline in the market price of the Company’s common stock. Although the Warrants are convertible securities, all exercise prices are fixed and they provide for only customary anti-dilution and general corporate adjustments that are triggered upon the occurrence of events that are within the Company’s control, and do not provide for a modification to their fixed exercise prices or the number of shares subject thereto based on an increase or decrease in the market price of the Company’s common stock. As a result, the terms of the Registrable Shares do not contain any of the “toxic” features that have been identified by the Staff as causing concern in PIPE transactions.

The Company further submits that limiting resale offerings to those involving one-third or less of an issuer’s public float seems to contradict other interpretative positions of the Staff. For example, the Staff’s Securities Act Rules Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of well over one-third of the issuer’s outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, as follows:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

G8 – SEC S-1 Response Ltr. #1
September 19, 2014

In addition, the Staff’s Securities Act Forms Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), regarding the use of Form S-3 to effect a secondary offering, provides as follows:

Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (emphasis added)

These interpretive positions make clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions indicate that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not a secondary offering. In this case, as described in the analysis above and below, in this case, the other facts regarding the Registration Statement and the selling securityholders indicate that the offering of all of the Registered Shares for resale by the selling securityholders pursuant to the Registration Statement is properly characterized as a secondary offering permitted under Rule 415(a)(1)(i).

(e)	Whether the selling securityholders are in the business of underwriting securities

The selling securityholders are comprised of individuals, entities and private investment funds. The Company has been advised that four of the selling securityholders are broker-dealers (Booth & Co., First Clearing, Merriman Capital, Inc. and Noble International Investments, Inc.) and that eight selling securityholders are affiliates of broker-dealers. To the Company’s knowledge, none of the selling securityholders purchased the shares from the Company with view towards becoming an underwriter of such shares.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking …” As noted in part (a) above, each of the selling securityholders, including those that indicated they are an affiliate of a broker-dealer, made specific representations to the Company in its securities purchase agreement that such selling securityholder was acquiring the shares and Warrants in the ordinary course of business for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, and that such selling securityholder did not have any agreement or understanding, directly or indirectly, with any person to distribute any of such securities in violation of applicable securities laws. There is no evidence to suggest that any of these representations were false.

As a result, since there is no distribution of securities by the selling securityholders on behalf of an issuer, there is no underwriting and the selling securityholders should not be characterized as underwriters within the meaning of the Securities Act. To the extent that the Staff views the amount of shares potentially issuable to the selling securityholders upon exercise of the Warrants, or the fact that the Warrants have potential adjustments to their exercise price, as evidence that the selling securityholders are acting as underwriters, the Company respectfully submits that such a view appears to be based on the presumptive underwriter doctrine, which the Company understands has been out of favor for more than 20 years and seems to be inconsistent with other Staff interpretations, such as C&DI 612.02 and C&DI 216.14 described above. Further, as mentioned in part (b) above, the actual issuance of the Registered Shares is not and has not been conditioned upon the prior effectiveness of the Registration Statement or otherwise on the selling securityholders’ respective abilities to resell any of the Registered Shares.

Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present with respect to the selling securityholders in the Debenture Financing, Unit Financing or any other private placement conducted by the Company.

G8 – SEC S-1 Response Ltr. #1
September 19, 2014

(f)	Whether under all the circumstances it appears that the selling securityholders are acting as a conduit for the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts do not support the determination that the selling securityholders are acting as a conduit for the Company in connection with the offering of the Registered Shares for resale under the Registration Statement.

The selling securityholders have represented their investment intent and disclaimed any intent to illegally distribute the Registered Shares and the Company is not aware of any evidence that would suggest that any of the selling securityholders is acting, individually or together, to effect a distribution of the Registered Shares.

The Company believes that the following factors particularly support this conclusion: (i) the selling securityholders have borne and continue to bear the full investment and market risk of their investment in the Company; (ii) the selling securityholders are not in the business of underwriting securities and have represented that they purchased the securities for their own accounts and not for the purposes of distribution; (iii) all but nine of the selling securityholders are not affiliates or otherwise in control of the Company and the Debenture holders are limited by the terms of the Warrants from acquiring ownership of more than 4.99% of the Company’s outstanding common stock through exercises of the Class C Warrants, (iv) the selling securityholders will collect all proceeds in connection with any future resales of the Registered Shares, (v) although the Registration Statement covers what may seem to be a large number of shares relative to the Company’s outstanding common stock, the shares underlying the Debentures and the Warrants, none of which have been issued and some of which may never become issuable, total 57% of the Registered Shares, and (vi) the selling securityholders have held the securities acquired for 90 days or more (many of whom holding for almost one year and some since November of 2010) and the Company does not expect, and the trading volume of the Company’s common stock does not support, significant resales of the Registered Shares in the near future.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of shares by the selling securityholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i) under the Securities Act.

In closing, Guardian 8 Holdings acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please contact the undersigned at 877-659-6007.

Respectfully submitted,

/s/ C. Stephen Cochennet
C. Stephen Cochennet
CEO/President

cc:           Anthony N. DeMint, Esq., DeMint Law, PLLC